February 12, 2010

By U.S. Mail and Facsimile to (801) 524-2129

Mr. Doyle L. Arnold
Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

Re: Zions Bancorporation
          Item 4.02 Form 8-K Filed January 25, 2010
          File No. 001-12307

Dear Mr. Arnold:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                              Sincerely,

                                               Hugh West
                                               Accounting Branch Chief